07025349

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Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

RECEIVED
JUL 6 2007
WASH, D.C.
209
SECTION

Date 04/07/2007

SUPPL

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Dew 7/19

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Dyno Nobel

Dyno Nobel SPS

Investor Presentation
July 2007



Contents

Offer Summary

Security	> Dyno Nobel Step-up Preference Securities ("Dyno Nobel SPS") > Preferred, non-cumulative, units in the Dyno Nobel SPS Trust
Distributions	> Unfranked, semi-annual, floating rate, discretionary and non-cumulative
Issuer	> Permanent Investment Management Limited as responsible entity of the Dyno Nobel SPS Trust
Offer Size	> A$250 million with an ability to accept up to A$50 million in oversubscriptions
Use of Proceeds	> Used to repay group debt
Key Holder Protections	> Dividend Restriction > Step-up of 2.25% on 30 June 2010 subject to a Remarketing process > Holder Realisation right on a Change of Control Event > Holder preference share exchange right on Dyno Nobel breach of undertakings (e.g. Dividend Restriction) > Ranking on a winding up of Dyno Nobel as a Dyno Nobel preference shareholder
Takeover participation	> On Realisation following a Change of Control Event or Acquisition Event, Holders will receive 115% of the Face Value, i.e. $115

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Dyno Nobel

Dyno Nobel
Introduction

Dyno Nobel's strategy is to be the leading full service commercial explosives supplier and to be the supplier of choice, for safe, reliable, technically advanced products while providing shareholders with attractive returns

Attractive Industry Dynamics

Leading Market Positions

Strong Outlook for Explosives Demand

Fully Integrated Operations

Diversified Customer and Product Mix

Managed Exposure to Input Prices

Experienced Board and Management

Dyno Nobel

Achievements since ASX listing in April '06

> FY 2006 earnings 10% above IPO prospectus forecasts

> Integrated 10 acquisitions across North America in 2006

> Committed expansion of Ammonium Nitrate (AN) and Initiation System (IS) capacity

> 330,000 t.p.a. AN Plant (Moranbah commenced construction)

> Strengthened alliances with global customers

> Increased funding capacity

> Maiden dividend paid in April 2007

> Global re-entry: acquisitions in China, South Africa and Malaysia

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Dyno Nobel

Dyno Nobel
Business profile

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– 85% of earnings

North America

Revenue	US$1,023.2m
EBITDA	US$154.4m
Employees	3,114
Customers	700

> Largest market in the world
> Market leader
> Increasingly stringent regulatory environment
> Compelling industry fundamentals

– 15% of earnings

Asia Pacific

Revenue	US$216.1m
EBITDA	US$26.2m
Employees	400
Customers	50

> 3rd largest market in the world
> Strong growth forecast
> Moranbah (Global customer alliances)
> Excellent industry fundamentals

Latin America
Established office and team

Asia
Business won in Indonesia/PNG,
TKEB (Malaysia) and Fabchem (China)

2006 full year results on a statutory equity basis (A-IFRS).
Detnet loss not included.

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Dyno Nobel
Global footprint



ETI
Minnesota Explosives
St Lawrence
Castonguay
Dyno East Kentucky
Spanish Fork
Mountain State Bit
Dinamita
Angelini Drilling
South Miami Heavy Equipment
Fabchem
TKEB
Sasol Dyno Nobel
Moranbah

- Existing locations
- New locations through acquisitions

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Dyno Nobel

Dyno Nobel

Snapshot of achievements: North America

> Expanded customer value chain
  - Moving selectively into drill and blast
  - Invested in delivery systems and technology

> Executed on operational efficiencies
  - Record AN production
  - Spanish Fork
  - Dinamita (Mexico)

> Enhanced industry structure
  - ETI
  - Maitland

> Improved distribution
  - Dyno Nobel Canada Inc (DNCI)
  - Minnesota Explosives (MNEX)
  - St Lawrence Explosives (SLE)
  - Dyno East Kentucky (DEK)


North American Revenue (FY06) End User Segment
Private Label 3%
International/Other 5%
Metals Mining 11%
Agricultural Chemicals 5%
Coal Mining 35%
Quarry & Construction 41%


North American Revenue (FY06) by Product Category
Other 6%
Packaged 4%
Boosters & Dynamite 9%
IS 24%
AN 57%

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Dyno Nobel

Snapshot of achievements: Asia Pacific

> Australian market strong with significant organic growth and established customer base

> Achieved new business

> QNP strong full year profit

> Improved gross profit margins despite inflationary pressures seen in labour, fuel and freight



Australian Revenue (FY06)
by Customer Segment
Coal Mining 40%
Metals Mining 60%



Australian Revenue (FY06)
by Product Category
Other 15%
Packaged 3%
Boosters 4%
IS 16%
AN 62%

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Solid outlook

> Strong underlying explosives demand

- Coal in both North America (specifically Powder River Basin) and Asia-Pacific particularly strong
- Quarry and construction: public and infrastructure spending mitigating lower residential
- Continuing growth in iron ore
- Modest growth in metals

> IS exports strong

- India, South Africa, Asia, Latin America

> Earnings uplift delivered through capacity and efficiency investments

- Cheyenne expansion: impact on 2008 earnings
- Dinamita: Mexican expansion of IS finalised by August '07
- Supply chain enhancements targeted
- Electronic detonators roll out improving

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Dyno Nobel

Global growth opportunities



North America
Market size: US$2.0 billion
0–2% p.a. volume growth
Western Europe
Market size: US$0.7 billion
0–1% p.a. volume growth
Eastern Europe inc Russia
Market size: US$0.5 billion
4–6% p.a. volume growth
China
Market size: US$1.2 billion
~10% p.a. volume growth
Central and South America
Market size: US$0.7 billion
4–6% p.a. volume growth
Africa
Market size: US$0.6 billion
1–2% p.a. volume growth
Asia Pacific
Market size: US$1.1 billion
4–6% p.a. volume growth

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Dyno Nobel

Moranbah: a solid foundation

- Attractive economics creating long term value
- Strong alliances with global mining customers with contracted supply to foundation customers expected to commence in 2009
- Creating a sustainable presence in Asia Pacific
- Lowest cost position in the largest concentrated AN market in the world
- Project expenditure committed YTD 2007 in the vicinity of A$140 million
- Total capital cost of Moranbah estimated to be A$520 million

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Financial Information

Pro forma Combined Historical Statement of Revenue and EBITDA

US$ million	Dyno Nobel Year ended 31 December 2006[1]	Pro forma year ended 31 December 2006 including the Offer, the Acquisition Businesses and Capital Project adjustments
Revenue	1,239	1,307
EBITDA including significant items	176	182
Significant items	(7)[2]	(2)
EBITDA excluding significant items	169	180
Net Interest Expense[3]	29	22
Interest coverage (EBITDA/Net interest expense)	5.83x	8.18x
Interest plus Distribution coverage (EBITDA/(Net Interest + Distribution Payment)	5.83x	4.50x
Distribution coverage ((EBITDA – Net Interest expense)/Distribution Payment)	NA	8.78x

1. The historical financial information for the Dyno Nobel Group has been extracted from the audited consolidated financial statements of the Dyno Nobel Group for the year ended 31 December 2006.
2. Refer to the significant items as disclosed in the audited consolidated financial statements of the Dyno Nobel Group for the year ended 31 December 2006
3. Net interest expense refers to net financing costs as disclosed in the audited financial statements

Financial Information

Pro forma Combined Historical Balance Sheet

US$ million	Audited Dyno Nobel Group 31 December 2006[1]	Pro forma Combined Historical Balance Sheet
Cash	33	35
Total Assets	1,005	1,161
Total Borrowings	(522)	(467)
Net Debt	(489)	(432)
Total Liabilities	(775)	(734)
Total Equity	230	427
Net Debt / EBITDA[2]	2.89x	2.40x

1. The historical financial information for the Dyno Nobel Group has been extracted from the audited consolidated financial statements for the year ended 31 December 2006
2. For the purposes of the calculation of the pro forma Net Debt/EBITDA ratio EBITDA refers to the pro forma combined EBITDA excluding significant items as shown in Section 5 of the PDS

- The consolidated Balance Sheet is prepared in accordance with AASB3 'Business Combinations'
- The acquisition of Dyno Nobel Holdings ASA by Dyno Nobel Limited is accounted for as a reverse acquisition

Financial Information
Comparable issues

> In accordance with AASB 3 "Business Combinations", the acquisition of Dyno Nobel Holding ASA by Dyno Nobel was accounted for as a reverse acquisition and the consolidated financial statements have therefore been prepared as a continuation of the financial statements of the accounting acquirer, Dyno Nobel Holding ASA

> The consolidated balance sheet includes the existing consolidated net assets of Dyno Nobel Holding ASA and its controlled entities measured at their historical cost rather than the fair value as at the date of their acquisition by Dyno Nobel Limited

	Dyno Nobel Pro forma[1]	PaperlinX	Nufarm	Fairfax	Transpacific	Orica
12 months ending*	31-Dec-06	31-Dec-06	31-Jan-07	31-Dec-06	31-Dec-06	31-Mar-07
Market Cap. (A$ million)[2]	1,959	1,674	2,367	6,969	3,665	9,168
Net Debt (A$ million)	527	1,067	618	1,252	885	1,233
Net Debt/Net Debt + Equity	50.3%	39.7%	39.6%	32.5%	56.2%	31.7%
Net Debt/EV[3]	19.3%	38.9%	19.1%	15.2%	19.4%	11.8%
Net Debt/EBITDA*	2.4x	4.0x	2.6x	2.3x	4.9x	1.3x

1. Pro forma for A$250 million Dyno Nobel SPS hybrid, Acquisition Businesses and Capital Project adjustments, USD/AUD exchange rate 0.82
2. Updated as at close of trade 29 June 2007
3. EV (Enterprise Value): Net debt + market capitalisation + preferred equity/minority interests

* Company financial reports based on most recent 12 months ending as noted

Financial Information

Financial Policy

- Dyno Nobel financial policies are underpinned by the requirement to operate within our bank debt covenants
  - Net debt/EBITDA
  - EBITDA/interest cover
  - Total assets/total liabilities
- Dyno Nobel was established as a public company in April 2006 with a capital structure intended to be commensurate with an 'investment-grade' credit profile
- We have been approached by the rating agencies regarding obtaining a credit rating and expect that we will progress these discussions in due course
- Dyno Nobel targets Net Debt/EBITDA of 2.75x to 3.00x over the medium to long term
  - Post completion of DN Moranbah
  - Acquisitions may increase leverage in the short term
- It is expected that any future large acquisitions will be funded by an issue of ordinary equity and will be subject to Dyno Nobel's strict investment and return criteria

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Dyno Nobel

Dyno Nobel SPS

> Rationale for issue

- Debt repayment
- Strengthening balance sheet capacity

> Use of proceeds

- Dyno Nobel SPS Trust will use the proceeds of the Offer to subscribe for shares in a subsidiary of Dyno Nobel ("Dyno Nobel LLC")
- Dyno Nobel LLC will in turn lend the proceeds of subscription to members of the Dyno Nobel Group
- The Dyno Nobel Group will use the proceeds to repay Group debt

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Dyno Nobel

Dyno Nobel SPS

Key Terms

Security	Dyno Nobel Step-up Preference Securities ("Dyno Nobel SPS") Perpetual preferred units in the Dyno Nobel SPS Trust
Issuer	Permanent Investment Management Ltd as responsible entity of the Dyno Nobel SPS Trust
Distributions	Unfranked, semi-annual, floating rate, discretionary and non-cumulative
Distribution Rate	Market Rate + Margin
Market Rate	180 day Bank Bill Swap Rate
Distribution Payment Dates	30 June and 31 December each year The first Distribution will be payable on 31 December 2007
Remarketing	Issuer can initiate a process to adjust the Margin and other terms on a Remarketing Date
Remarketing Dates	First Remarking Date on 30 June 2010
Step-up Margin	Margin plus 2.25%
ASX Code	DYNPA
Voting Rights	Dyno Nobel SPS Holders may not vote in general meetings

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Dyno Nobel

Dyno Nobel SPS

Key Holder Protections

Dividend Restriction	If a Dyno Nobel SPS Distribution is not paid in full or if the Repurchase Amount has not been paid in full or equivalent shares issued on a Realisation Date
Step-up of 2.25%	Applies from 30 June 2010 unless Dyno Nobel has set a Remarketing Margin or Realised Holders' Dyno Nobel SPS
Holder put right on a Change of Control Event	Holders may request Realisation following a Change of Control Event and receive 115% of the Face Value of Dyno Nobel SPS
Holder Realisation if Dyno Nobel breaches its undertakings	If Dyno Nobel breaches its undertakings, Dyno Nobel must exchange Dyno Nobel SPS for Dyno Nobel Preference Shares that are immediately redeemable at the option of the holder
Ranking on a winding up of Dyno Nobel	Dyno Nobel SPS will be exchanged for Dyno Nobel Preference Shares that will rank ahead of Dyno Nobel Ordinary Shares but behind all creditors of Dyno Nobel

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Dyno Nobel

Dyno Nobel SPS

Remarketing

First Remarketing Date	30 June 2010
Successful Remarketing threshold	'Bid' or 'Hold' Notices (excluding deemed 'Hold' Notices) in respect of 25% of Dyno Nobel SPS on issue are required in order to set a new Margin and new terms to apply Dyno Nobel must Repurchase, Exchange (at a 2.5% discount) or Resell any Exiting Holders
New Credit Rating Remarketing	If Dyno Nobel obtains a credit rating it may initiate a Remarketing process but may not propose a lower Margin Holders may respond with 'Bid' Notices or 'Hold' Notices
New Credit Rating Successful Remarketing threshold	Dyno Nobel must Resell any Exiting Holders (i.e. may not Repurchase or Exchange and thereby reduce the liquidity the Dyno Nobel SPS issue)
Benefits for Dyno Nobel	Creates flexibility for Dyno Nobel to propose adjustments to the Dyno Nobel SPS terms in future to obtain favourable credit rating agency treatment, if required

Dyno Nobel SPS

Peer Comparison

	Dyno Nobel SPS	PaperlinX SPS	Orica SPS	Fairfax SPS	Nufarm NSS	Transpacific SPS
Structure	Trust	Trust	Stapled	Stapled	Notes	Trust
Security	PNC3	PNC5	PNC5	PCN5	PNC5	PNC5
Franking	Unfranked	Unfranked	Unfranked	Unfranked	Unfranked	Franked
Step-up	2.25%	2.25%	2.25%	2.25%	2.00%	2.50%
Breach of Dividend Restriction	Automatic redemption*	Automatic redemption*	Request redemption or conversion	Request redemption or conversion	Not specified	Request redemption or conversion
Holder Change of Control right	Yes	Yes	Yes	No	Yes	Yes
Takeover upside participation	Yes	Yes	Yes	Yes	No	No

* Redemption effected via exchange into an immediately redeemable preference share

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Offer timetable

Product Disclosure Statement ("PDS") lodged with ASIC	2 July
Institutional and Broker Roadshow	4 July – 6 July
Bookbuild	10 July
Margin announced and Replacement PDS lodged	11 July
Opening Date of General, Shareholder Priority and Broker Firm Offer	11 July
Closing date of General and Shareholder Priority Offer	26 July
Closing date of Broker Firm Offer	26 July
Settlement	31 July
Allotment of Dyno Nobel SPS to Applicants	1 August
Dyno Nobel SPS commence deferred settlement trading on ASX	1 August
Dyno Nobel SPS commence normal trading on ASX	6 August
First Remarketing Date	30 June 2010

Contacts

Dyno Nobel Limited

Peter Richards	Chief Executive Officer	**(02) 9968 9444**
Shane Gannon	Chief Financial Officer	**(02) 9968 9560**
Alison Whitfield	Corporate Treasurer	**(02) 9968 9558**

Lead Manager and Bookrunner

Hugh Falcon	Macquarie Equity Capital Markets	**(03) 9635 9363**
Cameron Duncan	Macquarie Securities	**(02) 8232 7405**
Scott Favaloro	Macquarie Equity Capital Markets	**(03) 9635 8072**

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Dyno Nobel

Disclaimer

Permanent Investment Management Limited (ABN 45 003 278 831, AFSL 235150) is the Issuer of the Dyno Nobel Step-up Preference Securities ("Dyno Nobel SPS") as responsible entity for the Dyno Nobel SPS Trust. The Issuer is not liable for the content of the presentation.

This presentation has been prepared in good faith from information provided by Dyno Nobel, but no representation or warranty, expressed or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions and conclusions contained in this presentation.

Dyno Nobel SPS are not issued by Dyno Nobel
Dyno Nobel SPS is not an investment in, or a liability of, Dyno Nobel or any member of the Dyno Nobel Group and is subject to investment risk including possible non-payment and loss of income or capital invested. Neither Dyno Nobel nor any member of the Dyno Nobel Group in any way guarantees the capital value and/or performance of Dyno Nobel SPS or the assets of the Dyno Nobel SPS Trust or any particular rate of return. None of the obligations of the Issuer are guaranteed in any way by Dyno Nobel or any member of the Dyno Nobel Group.

Foreign jurisdictions
The distribution of this presentation in jurisdictions outside Australia may be restricted by law. If you come into possession of it you should seek advice on such restrictions and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

This presentation does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify Dyno Nobel SPS or to otherwise permit a public offering of Dyno Nobel SPS outside Australia. Dyno Nobel SPS may be offered in a jurisdiction outside Australia where such an offer is made in accordance with the laws of that jurisdiction.

Dyno Nobel SPS have not been, and will not be, registered under the United States Securities Act of 1933 ("Securities Act") and may not be offered or sold in the United States or to, or for the account or benefit of, a US Person (as defined in Regulation S under the Securities Act).

Future performance
Except as required by law, and only then to the extent so required, neither the Issuer nor any other person warrants or guarantees the future performance of Dyno Nobel SPS or any return on any investment made pursuant to this presentation.

Diagrams
Diagrams used in the presentation are illustrative only and may not be drawn to scale. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available at the date of this presentation.

Product Disclosure Statement
A Product Disclosure Statement for Dyno Nobel SPS is available and can be obtained on www.dynonobel.com. Persons deciding whether to acquire Dyno Nobel SPS should consider the Product Disclosure Statement.

END

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Dyno Nobel